FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

A press release regarding the signing of strategic supply agreements between JA Solar Holding Co., Ltd. (the “Registrant”) and BP Solar to provide a total of more than 185 MWs of mono-crystalline and multi-crystalline solar cells in 2010 and through 2011, made by the Registrant in English on October 6, 2010.

JA Solar Announces Supply Agreements with BP Solar for

More Than 185 MW

SHANGHAI—Oct. 6, 2010 -- JA Solar Holdings Co. Ltd. (Nasdaq: JASO), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that it had signed strategic supply agreements with BP Solar to provide a total of more than 185 MWs of mono-crystalline and multi-crystalline solar cells in 2010 and through 2011.

Under the terms of the agreements, JA Solar will supply BP Solar with more than 100 MW in 2011, beginning in the first quarter. In a separate agreement, which began earlier this year, JA committed to provide more than 85 MW, a significant portion of which has already been delivered, with the remainder continuing through the fourth quarter of 2010.

"We have been working with BP Solar, which has its headquarters in San Francisco, since 2008 and we are very pleased to extend our relationship, as they are one of the world’s largest integrated solar energy companies,” said Dr. Peng Fang, CEO of JA Solar.  “With our leading cost structure, JA Solar provides BP Solar a cost advantage in the residential, commercial and utility markets. This agreement provides JA with firm orders through next year.” he said.

“We are very pleased to continue our partnership with JA Solar,” said Mike Petrucci, CEO of BP Solar.  “A solid supply of high-quality solar cells is critical in meeting our growing demand for BP Solar’s proven product line, delivering the highest lifetime value,” he said.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

About BP Solar

BP Solar, part of BP Alternative Energy, is a global company with about 1,600 employees. BP Solar designs, manufactures and markets solar energy products and provides complete solar energy solutions for the residential, commercial, industrial and utility sectors. With over 37 years of experience and installations in most countries, BP Solar is one of the world's leading solar companies. BP Solar invests more than $10M annually in photovoltaic research and development.

Contact:

Alexis Pascal

Stapleton Communications

alexis@stapleton.com

1.650.470.0200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
	Name:	Peng Fang
	Title:	Chief Executive Officer

Date: October 11, 2010